Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 23, 2023

Eldorado Gold Reports 2022 Year-End and Fourth Quarter Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the fourth quarter and year ended December 31, 2022. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR at www.sedar.com under the Company’s profile.
Q4 2022 and Full-Year Summary
Operations
•Gold production: 128,453 ounces in Q4 2022 demonstrating sequential improvements across the portfolio. Full year production of 453,916 ounces in 2022, was 1% below the low end of guidance.
•Gold sales: 132,462 ounces in Q4 2022 at an average realized gold price per ounce sold(1) of $1,754, and 452,953 ounces in 2022 at an average realized gold price per ounce sold(1) of $1,787.
•Production costs: $122.2 million in Q4 2022, and $459.6 million in 2022.
•Cash operating costs(1): $741 per ounce sold in Q4 2022. Full year cash operating costs of $788 per ounce sold in 2022, 5% above the guidance range, driven by price increases for commodities and consumables, including electricity in Turkiye and Greece, and fuel and reagents at Kisladag.
•All-in sustaining costs(1) ("AISC"): $1,246 per ounce sold in Q4 2022, and $1,276 per ounce sold in 2022, meeting guidance for the year, driven mainly by the Company's disciplined deployment of sustaining capital.
•Total capital expenditures: $80.7 million in Q4 2022, and $289.9 million in 2022. Growth capital(1) of $100.0 million in 2022 was primarily focused at Kisladag.
Financial
•Cash, cash equivalents and term deposits: $314.7 million, as at December 31, 2022
•Cash flow from operating activities, before changes in working capital(1): $85.2 million in Q4 2022, and $239.5 million in 2022.
•Free cash flow(1): $10.7 million in Q4 2022, and negative $104.5 million in 2022 due to lower sales volumes and significant investment in growth capital.
•Earning before interest, taxes, depreciation and amortization ("EBITDA")(1): $87.5 million in Q4 2022; and $289.1 million in 2022.
•Adjusted EBITDA(1): $97.1 million in Q4 2022, and $321.5 million in 2022.
•Adjusted net earnings (loss)(1): $25.8 million or $0.14 per share in Q4 2022, and $10.1 million or $0.05 per share in 2022. Net earnings in Q4 2022 were driven by higher production.
(1)These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2022 MD&A.

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2023 Outlook
•As previously announced in the news release titled, "Eldorado Provides 2023 Production and Cost Guidance and Outlines Five-Year Growth Profile; Achieving Approximately 700k oz Gold Production in 2027", in 2023 we expect:
◦Consolidated gold production of 475,000 to 515,000 ounces.
◦Average Cash operating costs of $760 to $860 per ounce sold.
◦Average AISC of $1,190 to $1,290 per ounce sold.

“In 2022, Eldorado continued to execute on our multi-year strategy in Greece,” said George Burns, Eldorado’s President and Chief Executive Officer. “Late in the year, we were pleased to announce the €680 million project financing facility for Skouries, and conditional Board approval for the full re-start of construction at Skouries. With financing in place, we look forward to delivering this project on time and on budget and unlocking exceptional value for all our stakeholders.”

“Operationally, following a challenging start to the year due to severe weather impacts and COVID, our sites worked diligently to catch up and ultimately improved quarter over quarter. Across our four operating mines, we produced almost 454,000 ounces of gold, slightly below the low end of our guidance range, with fourth quarter production increasing more than 35% over the first quarter. From a cost perspective, global macroeconomic influences impacted costs and supply chains industry wide. Coupled with lower-than-expected production, our cost per ounce finished the year outside of our revised guidance range. We are working diligently to find ways to mitigate these macro factors in our business planning,” added Burns.

“As we look forward to 2023, and beyond, we are excited to deliver on our growth portfolio with production increasing year after year, and reaching 700,000 gold ounces by 2027, as announced earlier today in the 2023 guidance and five-year outlook news release. Our focus remains on execution at Skouries, an asset that will be transformational to our production footprint, and we look forward to updating our stakeholders on our progress throughout the construction period. At Olympias, transformation initiatives in 2023 will continue, with a focus on bulk emulsion, ventilation, and people and equipment efficiencies. Additionally, we look forward to fully optimizing the agglomeration circuit at Kisladag with the installation of the agglomeration drum, and we expect to realize benefits of increased recovery rates from this world-class asset. Lastly, our global exploration and technical teams are focused on resource expansion and conversion, and adding to mine-life across the portfolio, in particular at Efemcukuru and Lamaque," added Burns.

"In light of the devastating earthquakes that took place in Turkiye and Syria at the beginning of February and earlier this week, I, on behalf of the global Eldorado team, would like to extend our condolences to those impacted by the disaster. Working with our colleagues in Turkiye, we will continue to provide additional aid and assistance to support relief efforts as needed in the coming days, weeks and months ahead. We will continue to assess the situation and our first priority, as always, is to ensure the continuing safety and well-being of our team members. I would like to thank our entire Turkish team for responding so quickly and compassionately to this tragedy. Their efforts have been an inspiration to us all," concluded George Burns.
Year in Review: Positioned to Excel
•Skouries Project Proceeding: In December 2022, Eldorado announced a €680 million project financing facility, (the "Term Facility") and conditional Board approval which is expected to enable the restart of construction. Construction and commissioning is expected to take approximately three-years, with first production in 2025. Skouries is expected to produce, on average, 140,000 ounces of gold and 67 million pounds of copper annually over its initial 20-year mine life. Drawdown on the Term Facility is subject to customary closing conditions. We expect such conditions to be satisfied and the initial drawdown is projected to occur in the first quarter of 2023.
•New Lamaque Technical Study: In February 2022, a new technical study was published for Lamaque, showcasing the significant upside potential from the Lower Triangle zones and Ormaque deposit.
•Inaugural Climate Change and Green House Gas ("GHG") emissions report: In February 2022, Eldorado published its first Climate Change and GHG emissions report, setting a target to mitigate 65,000 tonnes of Scope 1 and Scope 2 emissions by 2030.

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•Retained Exposure to Tocantinzinho: In July 2022, Eldorado completed the acquisition of 32.5 million common shares of G Mining Ventures Corp ("GMIN"), continuing our interest in the gold project, located in Brazil. Currently, Eldorado owns approximately 18% of the outstanding shares of GMIN.
•Planned Divestment of Certej: In October 2022, Eldorado entered into an agreement to sell the Certej project, a non-core gold asset located in Romania, which is congruent with the strategy of focusing on its core assets in the portfolio.
•2022 Global Exploration Program: Approximately 20% increase in spending over 2021, focused on brownfields opportunities at Lamaque and Efemcukuru, as well as greenfields growth in Eastern Canada and Turkiye.
•Notable awards and recognitions across the business:
◦Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights, which acknowledges Canadian companies that are committed to bettering society and the planet. The Best 50 represents a rising standard for corporate sustainability leadership in the country.
◦At Eldorado Gold Quebec, three supervisors received the OHS 2022 Recognition Trophy from the Quebec Mining Association. This award recognizes achievements in maintaining safe workplaces for periods ranging from 50,000 to 150,000 hours for the year 2021.
◦In Greece, the team received Gold in the Hellenic Responsible Business Awards, the most prestigious contest for acknowledging Greek businesses’ work on sustainable and social development, supported by the Ministries of Development & Investments and Environment & Energy and the Hellenic Federation of Enterprises.
◦In Turkiye, the team at Efemcukuru won the Best Team Competence award in the Mine Rescue Competition organized by the Turkish Miners Association. The annual competition aims to create awareness regarding the importance of health and safety while contributing to the development of the occupational safety culture in the industry.
◦Joe Dick, EVP and Chief Operating Officer, received the William L. Saunders Gold Medal Award from the Society for Mining, Metallurgy, & Exploration. The award recognizes Joe’s significant achievements throughout 35 years in mining, including his contributions to promoting safe, productive mining operations and mentoring the industry’s future leaders.
◦Jennifer Prospero, Senior Director, Sustainability, was recognized as one of the ‘100 Global Inspirational Women in Mining’ by Women In Mining UK. This global publication celebrates the “above & beyond” contributions of women to the mining industry and identifies role models to inspire future generations of women to consider mining as a career choice.

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Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2022	2021	2020
Revenue	$872.0	$940.9	$1,026.7
Gold produced (oz)	453,916	475,850	528,874
Gold sold (oz)	452,953	472,307	526,406
Average realized gold price ($/oz sold) (2)	$1,787	$1,781	$1,783
Production costs	459.6	449.7	445.2
Cash operating costs ($/oz sold) (2,3)	788	626	560
Total cash costs ($/oz sold) (2,3)	878	715	649
All-in sustaining costs ($/oz sold) (2,3)	1,276	1,068	921
Net (loss) earnings for the period (1,4)	(353.8)	(136.0)	124.8
Net (loss) earnings per share – basic ($/share) (1,4)	(1.93)	(0.75)	0.73
Net (loss) earnings per share – diluted ($/share) (1,4)	(1.93)	(0.75)	0.71
Net (loss) earnings for the period continuing operations (1,4,6)	(49.2)	20.9	131.1
Net (loss) earnings per share continuing operations – basic ($/share) (1,4,6)	(0.27)	0.12	0.77
Net (loss) earnings per share continuing operations – diluted ($/share) (1,4,6)	(0.27)	0.11	0.75
Adjusted net earnings continuing operations (1,2,4,6)	10.1	129.5	194.3
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4,6)	0.05	0.72	1.14
Net cash generated from operating activities (5,6)	211.2	366.7	471.8
Cash flow from operating activities before changes in working capital (2,5,6)	239.5	376.5	438.5
Free cash flow (2,5,6)	(104.5)	63.3	268.7
Cash, cash equivalents and term deposits	314.7	481.3	511.0
Total assets	4,457.9	4,930.7	4,930.5
Debt	494.4	489.8	434.5
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(5)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(6)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.

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Summarized Quarterly Financial Results

2022 Continuing Operations(1)	Q1	Q2	Q3	Q4	2022
Revenue	$194.7	$213.4	$217.7	$246.2	$872.0
Gold produced (oz)	93,209	113,462	118,792	128,453	453,916
Gold sold (oz)	94,472	107,631	118,388	132,462	452,953
Average realized gold price ($/oz sold) (2,3)	$1,889	$1,849	$1,688	$1,754	$1,787
Production costs	104.6	109.3	123.5	122.2	459.6
Cash operating cost ($/oz sold) (2,3)	835	788	803	741	788
Total cash cost ($/oz sold) (2,3)	941	879	892	818	878
All-in sustaining cost ($/oz sold) (2,3)	1,346	1,270	1,259	1,246	1,276
Net (loss) earnings (4,5,7)	(39.7)	(22.9)	(28.4)	41.9	(49.2)
Net (loss) earnings per share – basic ($/share) (4,5,7)	(0.22)	(0.12)	(0.15)	0.23	(0.27)
Adjusted net (loss) earnings (2,4,5,7)	(19.3)	13.6	(10.0)	25.8	10.1
Adjusted net (loss) earnings per share ($/share) (2,4,5,7)	(0.11)	0.07	(0.05)	0.14	0.05
Cash flow from operating activities	35.3	27.0	52.7	96.2	211.2
Cash flow from operating activities before changes in working capital (2)	49.4	49.2	55.8	85.2	239.5
Free cash flow (2)	(26.8)	(62.7)	(25.7)	10.7	(104.5)
Cash, cash equivalents and term deposits	434.7	370.0	306.4	314.7	314.7

2021 Continuing Operations(1)	Q1	Q2	Q3	Q4	2021
Revenue	$224.6	$233.2	$238.4	$244.6	$940.9
Gold produced (oz)	111,742	116,067	125,459	122,582	475,850
Gold sold (oz)	113,594	114,140	125,189	119,384	472,307
Average realized gold price ($/oz sold) (2,3)	$1,732	$1,840	$1,772	$1,780	$1,781
Production costs	108.6	112.8	110.2	118.2	449.7
Cash operating cost ($/oz sold) (2,3)	641	645	646	571	626
Total cash cost ($/oz sold) (2,3)	687	746	743	681	715
All-in sustaining cost ($/oz sold) (2,3)	986	1,073	1,133	1,076	1,068
Net earnings (loss) (4,5)	19.7	29.6	11.0	(39.4)	20.9
Net earnings (loss) per share – basic ($/share) (4,5)	0.11	0.16	0.06	(0.22)	0.12
Adjusted net earnings (2,4,5)	30.6	27.6	42.4	28.8	129.5
Adjusted net earnings per share ($/share) (2,4,5)	0.18	0.15	0.23	0.16	0.72
Cash flow from operating activities (6)	99.6	49.4	105.2	112.5	366.7
Cash flow from operating activities before changes in working capital (2,6)	82.4	76.9	99.7	117.5	376.5
Free cash flow (2,6)	33.9	(23.4)	29.8	23.0	63.3
Cash, cash equivalents and term deposits	533.8	410.7	439.3	481.3	481.3
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(6)Q1-Q2 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(7)Q1-Q3 2022 amounts have been adjusted to record additional depreciation expense upon review of the estimated remaining useful life of the existing heap leach pad and adsorption-desorption and recovery ("ADR") plant at Kisladag (Q1 2022: $1.0 million, Q2 2022: $3.2 million, Q3 2022: $5.1 million, YTD 2022: $9.2 million).

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Gold sales in 2022 totalled 452,953 ounces, a decrease of 4% from 472,307 ounces in 2021. The lower sales volume in 2022 compared with the prior year primarily reflected a decrease of 41,649 ounces sold at Kisladag due to the reduction of tonnes placed on the heap leach pad in the first half of 2022 compared to 2021. There was also a decrease of 3,974 ounces sold at Efemcukuru due largely to lower average gold grade, an increase of 22,016 ounces sold at Lamaque due to increased tonnes mined and processed, and an increase of 4,253 ounces sold at Olympias due to higher average gold grade. Gold sales were 132,462 ounces in Q4 2022, an increase of 11% from 119,384 ounces in Q4 2021, primarily due to increased production at Kisladag in the quarter.
The average realized gold price was $1,787 per ounce sold in 2022, a slight increase from $1,781 per ounce sold in 2021. The average gold price increased during the first quarter of 2022, declined during Q2 and Q3, then strengthened again in Q4 2022. The average realized gold price was $1,754 in Q4 2022 ($1,780 in Q4 2021).
Total revenue was $872.0 million in 2022, a decrease of 7% from total revenue of $940.9 million in 2021. The decrease was due primarily to lower sales volumes, partially offset by the higher average realized gold price. Total revenue was $246.2 million in Q4 2022, an increase of 1% from total revenue of $244.6 million in Q4 2021. The modest increase was due largely to higher sales volumes, partly offset by lower average realized gold prices.
Production costs of $459.6 million in 2022 increased from $449.7 million in 2021 and production costs of $122.2 million in Q4 2022 increased slightly from $118.2 million in Q4 2021. Increases in both periods were primarily due to substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to the novel coronavirus ("COVID-19"). Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
Production costs include royalty expense which decreased to $40.6 million in 2022 from $42.0 million in 2021. primarily reflecting lower sales volumes in 2022. Additionally, royalty expense in 2021 benefited from a $4.5 million reversal of expense following an amendment of retroactive gold royalty rates in Turkiye. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate. Royalty expense decreased to $10.2 million in Q4 2022 from $13.1 million in Q4 2021 as a result of lower average metal prices, and the closure of the Stratoni mine at the end of 2021.
Cash operating costs in 2022 averaged $788 per ounce sold an increase from $626 per ounce sold in 2021. In Q4 2022, cash operating costs averaged $741 per ounce sold, an increase from $571 per ounce sold in Q4 2021. The increase in 2022 was primarily due to lower production and increases in both periods were primarily due to price increases for certain commodities and consumables.
AISC per ounce sold increased to $1,276 in 2022 from $1,068 in 2021, and to $1,246 in Q4 2022 from $1,076 in Q4 2021. Increases in both periods primarily reflect the increase in cash operating costs per ounce sold and higher sustaining capital expenditures.
We reported net loss attributable to shareholders from continuing operations of $49.2 million ($0.27 loss per share) in 2022, compared to net earnings of $20.9 million ($0.12 per share) in 2021 and net earnings of $41.9 million ($0.23 per share) in Q4 2022, compared to net loss of $39.4 million ($0.22 loss per share) in Q4 2021. The net loss in 2022 was primarily due to lower production and sales volumes, and higher operating costs, depreciation, mine standby costs and non-cash asset write-downs. Net earnings in Q4 2022 reflected higher sales volumes and an income tax recovery, compared to a significant income tax expense in Q4 2021.
Adjusted net earnings from continuing operations were $10.1 million ($0.05 per share) in 2022, compared to $129.5 million ($0.72 per share) in 2021. Adjusted net earnings in 2022 removes a $35.9 million loss on foreign exchange due to translation of deferred tax balances, $20.0 million write-downs of assets, $4.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt and a $1.0 million deferred tax recovery relating to the impact of tax rate changes in Turkiye. Adjusted net earnings were $25.8 million ($0.14 per share) in Q4 2022 and removes an $18.3 million gain on foreign exchange due to translation of deferred tax balances, a $5.2 million of write-down of assets and a $3.0 million gain on the non-cash revaluation of the derivative related to redemption options in our debt.
Lower sales volumes in 2022, combined with a lower gold price, resulted in EBITDA of $289.1 million, including $87.5 million in Q4 2022. Adjusted EBITDA of $321.5 million in 2022 and $97.1 million in Q4 2022 exclude, among other things, asset write-downs related to Kisladag and the closure of Stratoni.

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Operations Update and Outlook
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2022	2021	2022	2021	2023 Outlook
Total
Ounces produced	128,453	122,582	453,916	475,850	475,000 – 515,000
Ounces sold	132,462	119,384	452,953	472,307	N/A
Production costs	$122.2	$118.2	$459.6	$449.7	N/A
Cash operating costs ($/oz sold) (1)	$741	$571	$788	$626	$760 – 860
All-in sustaining costs ($/oz sold) (1)	$1,246	$1,076	$1,276	$1,068	$1,190 – 1,290
Sustaining capital expenditures (1)	$36.9	$33.8	$126.5	$113.1	$114 – 139
Kisladag
Ounces produced	40,307	33,136	135,801	174,365	160,000 – 170,000
Ounces sold	39,833	33,269	134,213	175,862	N/A
Production costs	$32.2	$28.8	$120.1	$122.6	N/A
Cash operating costs ($/oz sold) (1)	$709	$737	$773	$583	$750 – 850
All-in sustaining costs ($/oz sold) (1)	$884	$977	$1,000	$797	N/A
Sustaining capital expenditures (1)	$3.0	$4.0	$14.7	$18.6	$14 – 19
Lamaque
Ounces produced	51,349	51,354	174,097	153,201	170,000 – 180,000
Ounces sold	51,244	50,257	173,409	151,393	N/A
Production costs	$29.2	$26.7	$116.7	$99.0	N/A
Cash operating costs ($/oz sold) (1)	$541	$482	$642	$616	$670 – 770
All-in sustaining costs ($/oz sold) (1)	$925	$815	$1,036	$1,017	N/A
Sustaining capital expenditures (1)	$18.1	$13.4	$62.8	$47.3	$60 – 70
Efemcukuru
Ounces produced	21,362	22,631	87,685	92,707	80,000 – 90,000
Ounces sold	21,486	21,797	88,784	92,758	N/A
Production costs	$17.9	$18.1	$73.1	$67.2	N/A
Cash operating costs ($/oz sold) (1)	$738	$606	$701	$551	$790 – 890
All-in sustaining costs ($/oz sold) (1)	$1,138	$1,104	$1,091	$901	N/A
Sustaining capital expenditures (1)	$5.3	$6.4	$18.8	$18.0	$10 – 15
Olympias
Ounces produced	15,435	15,461	56,333	55,577	60,000 – 75,000
Ounces sold	19,899	14,061	56,547	52,294	N/A
Production costs	$42.9	$28.1	$149.5	$113.4	N/A
Cash operating costs ($/oz sold) (1)	$1,325	$441	$1,409	$930	$980 – 1,080
All-in sustaining costs ($/oz sold) (1)	$1,998	$1,467	$2,155	$1,715	N/A
Sustaining capital expenditures (1)	$10.5	$10.1	$30.3	$29.1	$30 – 35
(1)These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided in the MD&A accompanying Eldorado’s financial statements filed from time to time on SEDAR at www.sedar.com.

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Kisladag
Kisladag produced 135,801 ounces of gold in 2022, a 22% decrease from 174,365 ounces in 2021. Gold production of 40,307 ounces in the quarter increased 22% from 33,136 ounces in Q4 2021 and benefited from increased tonnes placed on the heap leach pad in Q3 2022, following reduced productivity in early 2022 as a result of snowfall, prolonged freezing temperatures, impacts from the startup of belt agglomeration and COVID-19 absenteeism. Gold production during 2022 decreased 22% from 2021 due to debottlenecking of the belt agglomeration circuit, reducing stacking capacity. In Q4 2022, eight larger, higher-capacity conveyors were installed, which has improved material handling capacity and belt agglomeration. The high-pressure grinding roll circuit ("HPGR") is performing to plan with recovery rates as expected. Average grade declined slightly in 2022 to 0.74 grams per tonne, as compared to an average grade of 0.75 grams per tonne in 2021.
Cash operating costs per ounce sold increased to $773 in 2022 from $583 in 2021 primarily due to lower production during the year. In the quarter, higher production resulted in a decrease in cash operating costs per ounce sold to $709 from $737 in Q4 2021. Production costs in 2022 were negatively impacted by price increases in labour, reagents, electricity, and fuel, some of which were partly offset by the weakening of the Turkish Lira. AISC per ounce sold increased to $1,000 in 2022 from $797 in 2021 primarily due to higher cash operating costs per ounce sold, partly offset by lower sustaining capital expenditure. In the quarter, AISC per ounce sold decreased to $884 from $977 in Q4 2021 primarily due to higher production combined with slightly lower sustaining capital expenditure.
Sustaining capital expenditure of $14.7 million in 2022, including $3.0 million in Q4 2022, primarily related to equipment rebuilds, and processing and infrastructure improvements. Growth capital expenditures of $82.5 million in 2022, including $21.2 million in Q4 2022, primarily included waste stripping to support the mine life extension, construction of the first phase of the North heap leach pad and stacking and agglomeration enhancements.
Lamaque
Lamaque produced 174,097 ounces of gold in 2022, a 14% increase from 153,201 ounces in 2021 and a result of an 11% increase in throughput in the year despite challenges with COVID-19 related absenteeism in mid-2022. Gold production of 51,349 ounces in the quarter was comparable to 51,354 ounces in Q4 2021 and reflected strong throughput, which offset planned lower grade. Average grade of 7.41 grams per tonne in the quarter resulted from mining higher-grade stopes as compared to previous quarters in 2022. Average grade of 6.65 grams per tonne in 2022 slightly exceeded 6.54 grams per tonne in 2021.
Cash operating costs per ounce sold increased to $642 in 2022 from $616 in 2021 and to $541 in Q4 2022 from $482 in Q4 2021 primarily due to cost increases in labour and consumables, which were partly offset by higher production, and cost savings from a weaker Canadian dollar. In 2022, ore began to be transported from the Triangle underground mine to the Sigma mill using the underground decline, avoiding public roads. The significantly shorter hauling distance and reduced rehandling resulted in cost savings of approximately $4 per tonne transported. AISC per ounce sold increased to $1,036 in 2022 from $1,017 in 2021 and to $925 in Q4 2022 from $815 in Q4 2021 with increases in both periods reflecting higher cash operating costs per ounce sold and higher sustaining capital expenditure.
Sustaining capital expenditures of $62.8 million in 2022, including $18.1 million in Q4 2022, primarily related to underground development and expansion of the tailings management facility. Growth capital expenditure totalled $6.0 million in 2022, including $1.8 million in Q4 2022, and is primarily related to construction of underground infrastructure.
Efemcukuru
Efemcukuru produced 87,685 payable ounces of gold in 2022, a 5% decrease from 92,707 payable ounces in 2021. Gold production of 21,362 payable ounces in the quarter was 6% lower than 22,631 payable ounces in Q4 2021. Decreases in both periods reflect planned lower average grade, partly offset by higher throughput.
Cost increases combined with lower average grade resulted in an increase in cash operating costs per ounce sold to $701 in 2022, from $551 in 2021 and to $738 in Q4 2022 from $606 in Q4 2021. AISC per ounce sold increased to $1,091 in 2022 from $901 in 2021 and to $1,138 in Q4 2022 from $1,104 in Q4 2021, primarily reflecting higher cash operating costs per ounce sold.
Sustaining capital expenditure of $18.8 million in 2022, including $5.3 million in Q4 2022, related primarily to underground development and equipment rebuilds. Growth capital expenditure included resource conversion drilling at Kokarpinar and Bati.

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Olympias
Olympias produced 56,333 ounces of gold in 2022, a 1% increase from 55,577 ounces in 2021 and reflecting higher average gold grade in the year. Throughput in 2022 was 2% lower than in 2021 as a result of lower mining rates, combined with the negative impacts of weather-related power outages and COVID-19 related absenteeism in early 2022. We continue to implement operating initiatives designed to improve productivity.
Gold production of 15,435 ounces in Q4 2022 decreased slightly from 15,461 in Q4 2021 as a result of 11% higher throughput in the quarter, offsetting lower average gold grade. Lead and silver production increased slightly in the quarter compared to Q4 2021, primarily reflecting higher throughput, and zinc production decreased slightly in the quarter, primarily reflecting lower average grade and recovery rate compared to Q4 2021.
Cash operating costs per ounce sold increased to $1,409 in 2022 from $930 in 2021, primarily as a result of cost inflation and increased shipments to China which incurred the 13% VAT import charge, which is included in cash operating costs. Cash operating costs per ounce sold increased to $1,325 in Q4 2022 from $441 in Q4 2021 primarily due to the timing of silver and base metal sales, which reduce cash operating costs as by-product credits. Cash operating costs per ounce sold in Q4 2021 benefited from bulk shipments of zinc, combined with higher base metal prices. AISC per ounce sold increased to $2,155 in 2022 from $1,715 in 2021 and to $1,998 in Q4 2022 from $1,467 in Q4 2021 primarily due to the increase in cash operating costs per ounce sold.
Sustaining capital expenditure increased slightly to $30.3 million in 2022 from $29.1 million in 2021 and to $10.5 million in Q4 2022 from $10.1 million in Q4 2021. Spending in both periods primarily included underground development, tailings facility construction and underground infrastructure improvements. Growth capital expenditure in 2022 and 2021 primarily related to underground development.

For further information on the Company’s operating results for the year-end and fourth quarter of 2022, please see the Company’s Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Fourth Quarter and Year-End 2022 Results will be held by senior management on Friday, February 24, 2023 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: https://services.choruscall.ca/links/eldoradogold2022q4.html

Conference Call Details		Replay (available until March 31, 2023)
Date:	February 24, 2023	Toronto:	+1 604.638.9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	+1 800.319.6413
Dial in:	+1 604.638.5340	Access code:	9760
Toll free:	+1 800.319.4610
About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
Contacts
Investor Relations
Lisa Wilkinson, VP Investor Relations
604.757.2237 or 1.888.353.8166 lisa.wilkinson@eldoradogold.com
Media
Louise McMahon, Director Communications & Public Affairs
604.616.2296 or 1.888.353.8166 louise.mcmahon@eldoradogold.com

9

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital.
Please see the December 31, 2022 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the December 31, 2022 MD&A available on SEDAR at www.sedar.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q4 2022	Q4 2021	2022	2021	2020
Production costs (1)	$122.2	$118.2	$459.6	$449.7	$445.2
Stratoni production costs (2)	—	(16.5)	(0.1)	(47.6)	(51.6)
Production costs – excluding Stratoni	122.2	101.7	459.4	402.2	393.6
By-product credits (3)	(17.0)	(20.5)	(77.3)	(64.7)	(52.2)
Royalty expense and selling costs (4)	(7.0)	(13.1)	(25.1)	(42.0)	(46.7)
Cash operating costs	$98.2	$68.2	$357.0	$295.5	$294.7
Gold ounces sold	132,462	119,384	452,953	472,307	526,406
Cash operating cost per ounce sold	$741	$571	$788	$626	$560
(1)Includes inventory write-downs.
(2)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021.
(3)Revenue from silver, lead and zinc sales.
(4)Included in production costs.

10

For the three months ended December 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$32.3	($0.7)	$0.2	($3.6)	$28.2	39,833	$709
Lamaque	26.3	(0.4)	0.1	1.7	27.7	51,244	541
Efemcukuru	13.5	(1.0)	3.5	(0.2)	15.9	21,486	738
Olympias	29.1	(15.0)	8.1	4.2	26.4	19,899	1,325
Total consolidated	$101.1	($17.0)	$12.0	$2.1	$98.2	132,462	$741
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$110.9	($2.8)	$1.1	($5.5)	$103.7	134,213	$773
Lamaque	109.9	(1.4)	0.3	2.6	111.3	173,409	642
Efemcukuru	52.1	(3.3)	13.1	0.3	62.2	88,784	701
Olympias	113.0	(69.9)	30.0	6.6	79.7	56,547	1,409
Total consolidated	$385.8	($77.3)	$44.6	$4.0	$357.0	452,953	$788
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the three months ended December 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$22.6	($0.6)	$0.1	$2.4	$24.5	33,269	$737
Lamaque	26.5	(0.5)	0.1	(1.9)	24.2	50,257	482
Efemcukuru	12.8	(1.0)	1.6	(0.1)	13.2	21,797	606
Olympias	24.9	(18.3)	3.8	(4.2)	6.2	14,061	441
Total consolidated	$86.9	($20.5)	$5.5	($3.8)	$68.2	119,384	$571
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$97.6	($3.1)	$2.6	$5.4	$102.4	175,862	$583
Lamaque	97.2	(1.7)	0.2	(2.5)	93.3	151,393	616
Efemcukuru	49.2	(4.3)	5.9	0.3	51.1	92,758	551
Olympias	94.3	(55.7)	15.1	(5.1)	48.6	52,294	930
Total consolidated	$338.3	($64.7)	$23.8	($1.9)	$295.5	472,307	$626
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

11

Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q4 2022	Q4 2021	2022	2021	2020
Cash operating costs	$98.2	$68.2	$357.0	$295.5	$294.7
Royalty expense (1)	10.2	13.1	40.6	42.0	46.7
Total cash costs	$108.4	$81.3	$397.6	$337.5	$341.4
Gold ounces sold	132,462	119,384	452,953	472,307	526,406
Total cash costs per ounce sold	$818	$681	$878	$715	$649
(1)Included in production costs.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q4 2022	Q4 2021	2022	2021	2020
Total cash costs	$108.4	$81.3	$397.6	$337.5	$341.4
Corporate and allocated G&A	18.2	10.3	45.6	37.4	35.7
Exploration and evaluation costs	(0.3)	2.9	1.1	12.3	8.3
Reclamation costs and amortization	1.8	0.2	7.1	4.4	7.0
Sustaining capital expenditure	36.9	33.8	126.5	113.1	92.4
AISC	$165.0	$128.5	$577.9	$504.6	$484.8
Gold ounces sold	132,462	119,384	452,953	472,307	526,406
AISC per ounce sold	$1,246	$1,076	$1,276	$1,068	$921

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2022	Q4 2021	2022	2021	2020
General and administrative expenses (from consolidated statement of operations)	$13.9	$8.8	$37.0	$35.5	$28.5
Add:
Share based payments expense	3.9	2.5	10.7	7.9	10.7
Employee benefit pension plan expense from corporate and operating gold mines	2.5	0.1	6.0	2.3	2.8
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.1)	(0.2)	(0.6)	(0.5)	(0.4)
Depreciation in G&A	(0.5)	(0.2)	(2.2)	(1.0)	(2.1)
Business development	(0.8)	(0.4)	(2.2)	(4.6)	(2.5)
Development projects	(0.7)	(0.4)	(3.4)	(2.5)	(1.4)
Adjusted corporate general and administrative expenses	$18.2	$10.3	$45.4	$37.3	$35.6
Regional general and administrative costs allocated to gold mines	—	—	0.2	0.1	0.1
Corporate and allocated general and administrative expenses per AISC	$18.2	$10.3	$45.6	$37.4	$35.7

12

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q4 2022	Q4 2021	2022	2021	2020
Exploration and evaluation expense (1) (from consolidated statement of operations)	$6.8	$1.0	$19.6	$14.8	$12.5
Add:
Capitalized evaluation cost related to gold mines	(0.3)	2.1	1.1	8.8	6.0
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(6.8)	(0.3)	(19.6)	(11.3)	(10.1)
Exploration costs per AISC	($0.3)	$2.9	$1.1	$12.3	$8.4
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2022	Q4 2021	2022	2021	2020
Asset retirement obligation accretion (1) (from notes to the consolidated financial statements)	$0.5	$0.3	$2.0	$1.4	$1.9
Add:
Depreciation related to asset retirement obligation assets	1.4	(0.1)	5.4	3.2	5.6
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.3)	(0.3)	(0.5)
Reclamation costs and amortization per AISC	$1.8	$0.2	$7.1	$4.4	$7.0
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q4 2022	Q4 2021	2022	2021	2020
Additions to property, plant and equipment (1) (from notes to the consolidated financial statements)	$84.9	$80.1	$305.8	$292.8	$198.4
Growth and development project capital expenditure (2)	(46.6)	(40.0)	(166.0)	(156.7)	(82.9)
Capitalized exploration	(0.4)	(3.6)	(11.3)	(12.4)	(7.4)
Sustaining capital expenditure Stratoni (3)	—	(2.5)	—	(7.3)	(7.5)
Sustaining capital expenditure equipment leases (4)	(0.9)	(0.2)	(2.0)	(2.0)	(2.0)
Corporate leases	—	—	(0.1)	(1.3)	(6.2)
Sustaining capital expenditure at operating gold mines	$36.9	$33.8	$126.5	$113.1	$92.4
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021. Includes non-cash lease additions.
(4)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

13

Our reconciliation by asset of AISC and AISC per ounce sold to cash operating costs is presented below.
For the three months ended December 31, 2022:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.2	$3.3	$31.5	$—	$—	$0.7	$3.0	$35.2	39,833	$884
Lamaque	27.7	1.1	28.9	—	0.4	0.1	18.1	47.4	51,244	925
Efemcukuru	15.9	2.7	18.5	—	—	0.6	5.3	24.5	21,486	1,138
Olympias	26.4	3.1	29.5	—	(0.7)	0.5	10.5	39.8	19,899	1,998
Corporate (1)	—	—	—	18.1	—	—	—	18.1	—	137
Total consolidated	$98.2	$10.2	$108.4	$18.2	($0.3)	$1.8	$36.9	$165.0	132,462	$1,246
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2022:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$103.7	$13.6	$117.3	$—	$—	$2.3	$14.7	$134.3	134,213	$1,000
Lamaque	111.3	4.0	115.3	—	1.0	0.5	62.8	179.6	173,409	1,036
Efemcukuru	62.2	13.1	75.3	0.2	—	2.6	18.8	96.8	88,784	1,091
Olympias	79.7	10.0	89.7	—	0.1	1.8	30.3	121.9	56,547	2,155
Corporate (1)	—	—	—	45.4	—	—	—	45.4	—	100
Total consolidated	$357.0	$40.6	$397.6	$45.6	$1.1	$7.1	$126.5	$577.9	452,953	$1,276
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended December 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$24.5	$3.6	$28.2	$—	$—	$0.4	$4.0	$32.5	33,269	$977
Lamaque	24.2	1.9	26.1	—	2.3	(0.8)	13.4	41.0	50,257	815
Efemcukuru	13.2	3.9	17.2	—	0.3	0.2	6.4	24.1	21,797	1,104
Olympias	6.2	3.7	9.9	—	0.3	0.4	10.1	20.6	14,061	1,467
Corporate (1)	—	—	—	10.3	—	—	—	10.3	—	86
Total consolidated	$68.2	$13.1	$81.3	$10.3	$2.9	$0.2	$33.8	$128.5	119,384	$1,076
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

14

For the year ended December 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$102.4	$17.1	$119.5	$0.1	$—	$1.9	$18.6	$140.2	175,862	$797
Lamaque	93.3	4.1	97.3	—	9.5	(0.3)	47.3	153.9	151,393	1,017
Efemcukuru	51.1	11.8	63.0	—	1.6	1.0	18.0	83.6	92,758	901
Olympias	48.6	9.1	57.7	—	1.1	1.8	29.1	89.7	52,294	1,715
Corporate (1)	—	—	—	37.3	—	—	—	37.3	—	79
Total consolidated	$295.5	$42.0	$337.5	$37.4	$12.3	$4.4	$113.1	$504.6	472,307	$1,068
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$69.9	$—	($0.7)	$69.2	39,833	$1,738
Lamaque	90.0	—	(0.4)	89.6	51,244	1,748
Efemcukuru	38.4	1.6	(1.0)	39.0	21,486	1,815
Olympias	47.9	1.6	(15.0)	34.5	19,899	1,735
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$246.2	$3.2	($17.0)	$232.3	132,462	$1,754
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the year ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$243.3	$—	($2.8)	$240.5	134,213	$1,792
Lamaque	313.0	—	(1.4)	311.5	173,409	1,797
Efemcukuru	155.3	5.4	(3.3)	157.5	88,784	1,774
Olympias	159.9	10.1	(69.9)	100.1	56,547	1,771
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$872.0	$15.5	($77.8)	$809.6	452,953	$1,787
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

15

For the three months ended December 31, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$60.4	$—	($0.6)	$59.7	33,269	$1,796
Lamaque	91.1	—	(0.5)	90.5	50,257	1,802
Efemcukuru	40.0	0.5	(1.0)	39.6	21,797	1,815
Olympias	40.9	—	(18.3)	22.6	14,061	1,611
Stratoni	12.2	—	(12.2)	—	N/A	N/A
Total consolidated	$244.6	$0.5	($32.7)	$212.5	119,384	$1,780
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the year ended December 31, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$319.3	$—	($3.1)	$316.2	175,862	$1,798
Lamaque	273.4	—	(1.7)	271.7	151,393	1,795
Efemcukuru	166.7	2.5	(4.3)	165.0	92,758	1,779
Olympias	143.9	—	(55.7)	88.2	52,294	1,686
Stratoni	37.6	—	(37.6)	—	N/A	N/A
Total consolidated	$940.9	$2.5	($102.3)	$841.1	472,307	$1,781
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

16

Reconciliation of Net Earnings attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

Continuing Operations (1)	Q4 2022	Q4 2021	2022	2021	2020
Net earnings (loss) attributable to shareholders of the Company (2)	$41.9	($39.4)	($49.2)	$20.9	$131.1
(Gain) loss on foreign exchange translation of deferred tax balances	(18.3)	41.4	35.9	54.6	10.6
Write-down of assets, net of tax (3)	5.2	—	20.0	—	43.4
(Gain) loss on redemption option derivative	(3.0)	(4.0)	4.4	2.7	(1.8)
Gain on deferred tax due to changes in tax rates (4)	—	—	(1.0)	(5.3)	—
Closure of Stratoni, net of tax (5)	—	30.8	—	30.8	—
Finance costs relating to debt refinancing (6)	—	—	—	31.1	—
Gain on sale of mining licences, net of tax (7)	—	—	—	(5.3)	—
Finance costs relating to partial debt redemption	—	—	—	—	8.6
Lamaque standby costs, net of tax (8)	—	—	—	—	2.3
Total adjusted net earnings(1,2)	$25.8	$28.8	$10.1	$129.5	$194.2
Weighted average shares outstanding (thousands)	183,840	182,496	183,446	180,297	171,047
Adjusted net earnings per share ($/share) (1)	$0.14	$0.16	$0.05	$0.72	$1.14
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(3)Non-recurring write-downs in 2022 include a $5.2 million write-down, net of tax, related to the existing heap leach pad and ADR plant at Kisladag , a $16.0 million write-down, net of tax, related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR in Q1, and a partial reversal of equipment at Stratoni previously written down, net of tax. In 2020, this figure includes a $40.0 million write-down of capital works in progress and a $3.4 million VAT provision associated with the write-down.
(4)Q1 2022 includes a deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Turkiye, enacted in that quarter. Q2 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for a tax rate increase in Turkiye. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(5)Costs relating to the closure of Stratoni include $13.9 million impairment, $3.5 million equipment write-downs and $13.4 million deferred tax expense.
(6)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(7)Sale of mining licences in Turkiye in May 2021, net of tax.
(8)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque in 2020 to address the COVID-19 pandemic are presented net of tax and net of subsidies recorded in other income.

17

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

Continuing Operations (1)	Q4 2022	Q4 2021	2022	2021
Earnings before income tax (1)	$18.3	$54.5	$11.9	$157.5
Depreciation, depletion and amortization (1,2)	66.6	47.0	242.4	201.9
Interest income	(4.0)	(0.3)	(6.8)	(2.2)
Finance costs (1)	6.6	4.9	41.6	71.8
EBITDA	$87.5	$106.1	$289.1	$429.0
Other write-down of assets (3)	6.4	—	24.6	—
Share-based payments	3.9	2.5	10.7	7.9
Loss on disposal of assets (1)	(0.7)	0.8	(3.0)	0.8
Closure of Stratoni (4)	—	17.4	—	17.4
Gain on sale of mining licences (5)	—	—	—	(7.0)
Adjusted EBITDA	$97.1	$126.9	$321.5	$448.1
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring write-downs in 2022 include a $6.4 million write-down in Q4 2022 relating to the existing heap leach pad and ADR plant at Kisladag, a $19.8 million write-down in Q1 2022 related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR, and in Q2 2022 a partial reversal of Stratoni equipment previously written down.
(4)Costs relating to the closure of Stratoni include $3.5 million write-down of equipment and $13.9 million impairment.
(5)Sale of mining licences in Turkiye in May 2021.

Reconciliation of Cash Generated from Operating Activities to Free Cash Flow:

Continuing Operations (1)	Q4 2022	Q4 2021	2022	2021	2020
Cash generated from operating activities (1,2)	$96.2	$112.5	$211.2	$366.7	$471.8
Less: Cash used in investing activities (1,2)	(55.5)	(66.2)	(370.9)	(263.0)	(252.7)
Add back: Increase (decrease) in term deposits	(30.0)	—	35.0	(59.0)	55.8
Add back: Purchase of marketable securities (3)	—	1.0	20.2	28.1	—
Add back: Proceeds from sale of marketable securities (3)	—	(2.4)	—	(2.4)	(5.2)
Add back: Acquisition of subsidiary, net of cash received (4)	—	—	—	19.3	—
Add back: Proceeds from sale of Tocantinzinho, net of cash disposed (5)	—	(19.7)	—	(19.7)	—
Add back: Sale of mining licences (6)	—	(2.3)	—	(7.3)	—
Add back: Increase (decrease) in restricted cash	—	—	—	0.6	(1.0)
Free Cash Flow	$10.7	$23.0	($104.5)	$63.3	$268.7
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(3)Purchase of marketable securities includes $18.7 million cash paid on the acquisition of Probe Gold Inc. Free cash flow in 2020 has been adjusted to conform with 2021 presentation by including adjustments relating to proceeds from the sale of marketable securities (2020: $5.2 million).
(4)Cash paid upon acquisition of QMX Gold Corporation in Q2 2021, net of $4.3 million cash acquired.
(5)Cash proceeds received upon the sale of Tocantinzinho, net of $0.3 million cash disposed.
(6)Cash consideration received on sale of mining licences.

Working capital for the periods highlighted is as follows:

	As at December 31, 2022	As at December 31, 2021
Current assets, excluding assets held for sale	$604.7	$728.2
Less: Current liabilities, excluding liabilities held for sale	200.5	206.7
Working capital	$404.3	$521.6

18

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities before Changes in Working Capital:

Continuing Operations (1)	Q4 2022	Q4 2021	2022	2021	2020
Net cash generated from operating activities (1,2)	$96.2	$112.5	$211.2	$366.7	$471.8
Less: Changes in non-cash working capital (3)	11.1	(5.0)	(28.3)	(9.8)	33.4
Cash flow from operating activities before changes in working capital	$85.2	$117.5	$239.5	$376.5	$438.4
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(3)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.

19

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “assumes”, “believes”, “budget”, “committed”, “continue”, “estimates”, “expects”, “forecasts”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “schedule”, “strive”, “target” or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company’s operations; the Company’s 2023 annual production and cost guidance, including our individual mine production; the timing of production; the timing of resource conversion drilling; the total funding requirements for Skouries, including the sources thereof; the drawdown of the proceeds of the Term Facility, including the timing thereof; the Company’s ability to fund the remaining 20% funding commitment for Skouries; the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; forecasted net present value, internal rate of return, EBITDA, and AISC; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof; the optimization and development of Greek operations, including benefits, risks, financing and the amended investment agreement with the Hellenic Republic related thereto; the completion, availability and benefits of processing facilities and transportation equipment; the Company's conference call to be held on February 24, 2023; government approvals; government measures relating to cost increases; alternative markets for concentrate shipments; changes in law and tax rates; completion and timing of, and consideration expected to be received in, the sale of the Certej project; flowthrough financings and the use of proceeds therefrom; sustainability and GHG targets; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total funding required to complete Skouries; our ability to meet our timing objectives for first drawdown of the Term Facility; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; timely satisfaction of the conditions precedent to closing the sale of the Certej project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: increases in financing costs or adverse changes to the Term Facility; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas Gold Single Member S.A.; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; timing and cost of construction, and the associated benefits; ability to achieve expected benefits from improvements, recoveries of gold and other metals; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Managing Risk” in the Company’s MD&A for the three and twelve months ended December 31, 2022 and in the sections titled “Forward-looking information and risks” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent MD&A and Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

20

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This press release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this press release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and SVP Technical Services and Operations for the Company, and a "qualified person" under NI 43-101.

21

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars)

	Note	December 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	7	$279,735	$481,327
Term deposits	27	35,000	—
Accounts receivable and other	8	91,113	68,745
Inventories	9	198,872	178,163
Assets held for sale	6	27,738	—
		632,458	728,235
Restricted cash		2,033	2,674
Deferred tax assets		14,507	—
Other assets	10	120,065	104,023
Property, plant and equipment	12	3,596,262	4,003,211
Goodwill	13	92,591	92,591
		$4,457,916	$4,930,734
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$191,705	$195,334
Current portion of lease liabilities		4,777	7,228
Current portion of asset retirement obligations	17	3,980	4,088
Liabilities associated with assets held for sale	6	10,479	—
		210,941	206,650
Debt	16	494,414	489,763
Lease liabilities		12,164	14,895
Employee benefit plan obligations		8,910	8,942
Asset retirement obligations	17	105,893	131,367
Deferred income tax liabilities		424,726	439,195
		$1,257,048	$1,290,812
Equity
Share capital	20	3,241,644	3,225,326
Treasury stock		(20,454)	(10,289)
Contributed surplus		2,618,212	2,615,459
Accumulated other comprehensive loss		(42,284)	(20,905)
Deficit		(2,593,050)	(2,239,226)
Total equity attributable to shareholders of the Company		3,204,068	3,570,365
Attributable to non-controlling interests		(3,200)	69,557
		3,200,868	3,639,922
		$4,457,916	$4,930,734

Commitments and Contractual Obligations (Note 24)
Contingencies (Note 25)

Approved on behalf of the Board of Directors
(signed) John Webster Director             (signed) George Burns Director

Date of approval: February 23, 2023

Please see the Consolidated Financial Statements dated December 31, 2022 for notes to the accounts.
22

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended	Year ended
		December 31, 2022	December 31, 2021
Revenue
Metal sales	28	$871,984	$940,914

Cost of sales
Production costs	29	459,586	449,748
Depreciation and amortization		240,185	200,958
		699,771	650,706

Earnings from mine operations		172,213	290,208

Exploration and evaluation expenses		19,635	14,786
Mine standby costs	30	34,367	15,351
General and administrative expenses		37,015	35,517
Employee benefit plan expense		5,982	2,317
Share-based payments expense	21	10,744	7,945
Impairment of property, plant and equipment	12	—	13,926
Write-down of assets		32,499	9,106
Foreign exchange gain		(9,708)	(26,630)
Earnings from operations		41,679	217,890

Other income	18	11,802	11,359
Finance costs	18	(41,625)	(71,785)

Earnings from continuing operations before income tax		11,856	157,464
Income tax expense	19	61,224	138,073
Net (loss) earnings from continuing operations		(49,368)	19,391
Net loss from discontinued operations, net of tax	6	(377,485)	(155,097)
Net loss for the year		$(426,853)	$(135,706)

Net (loss) earnings attributable to:
Shareholders of the Company		(353,824)	(136,020)
Non-controlling interests		(73,029)	314
Net loss for the year		$(426,853)	$(135,706)

Net (loss) earnings attributable to Shareholders of the Company:
(Loss) earnings from continuing operations		(49,176)	20,890
Loss from discontinued operations		(304,648)	(156,910)
		$(353,824)	$(136,020)

Net (loss) earnings attributable to Non-Controlling Interest:
Loss from continuing operations		(192)	(1,499)
(Loss) earnings from discontinued operations		(72,837)	1,813
		$(73,029)	$314

Weighted average number of shares outstanding (thousands):	31
Basic		183,446	180,297
Diluted		183,446	181,765

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(1.93)	$(0.75)
Diluted loss per share		$(1.93)	$(0.75)

Net (loss) earnings per share attributable to shareholders of the Company - Continuing operations:
Basic (loss) earnings per share		$(0.27)	$0.12
Diluted (loss) earnings per share		$(0.27)	$0.11

Please see the Consolidated Financial Statements dated December 31, 2022 for notes to the accounts.
23

Eldorado Gold Corporation
Consolidated Statements of Comprehensive (Loss) Income
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2022	December 31, 2021

Net loss for the year		$(426,853)	$(135,706)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or (loss):
Change in fair value of investments in marketable securities, net of tax		(19,753)	1,009
Actuarial losses on employee benefit plans, net of tax		(2,163)	(115)
Income tax recovery on actuarial losses on employee benefit plans		537	23
Total other comprehensive (loss) income for the year		(21,379)	917
Total comprehensive loss for the year		$(448,232)	$(134,789)

Attributable to:
Shareholders of the Company		(375,203)	(135,103)
Non-controlling interests		(73,029)	314
		$(448,232)	$(134,789)

Please see the Consolidated Financial Statements dated December 31, 2022 for notes to the accounts.
24

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars)

Cash flows generated from (used in):	Note	Year ended	Year ended
		December 31, 2022	December 31, 2021

Operating activities
Net (loss) earnings for the year from continuing operations		$(49,368)	$19,391
Adjustments for:
Depreciation and amortization		242,393	201,942
Finance costs		41,625	71,785
Interest income		(6,763)	(2,231)
Unrealized foreign exchange gain		(2,413)	(8,442)
Income tax expense		61,224	138,073
(Gain) loss on disposal of assets		(2,959)	815
Gain on disposal of mining licenses		—	(7,296)
Write-down of assets		32,499	9,106
Share-based payments expense	21	10,744	7,945
Employee benefit plan expense		5,982	2,317
Impairment of property, plant and equipment	12	—	13,926
		332,964	447,331
Property reclamation payments		(3,202)	(2,313)
Employee benefit plan (payments) receipt		(6,180)	4,744
Income taxes paid		(90,871)	(75,472)
Interest received		6,763	2,231
Changes in non-cash operating working capital	22	(28,314)	(9,784)
Net cash generated from operating activities of continuing operations		211,160	366,737
Net cash used in operating activities of discontinued operations		(164)	(4,367)

Investing activities
Purchase of property, plant and equipment		(289,853)	(282,088)
Acquisition of subsidiary, net of $4,311 cash received		—	(19,336)
Proceeds from sale of subsidiary, net of $340 cash disposed	6	—	19,660
Proceeds from the sale of property, plant and equipment		4,293	3,090
Value added taxes related to mineral property expenditures, net		(30,134)	(24,449)
Proceeds from the sale of mining licenses		—	7,296
Purchase of marketable securities and investment in debt securities		(20,163)	(28,050)
Proceeds from the sale of investments in marketable and debt securities		—	2,375
(Increase) decrease in term deposits		(35,000)	59,034
Increase in restricted cash		—	(577)
Net cash used in investing activities of continuing operations		(370,857)	(263,045)
Net cash used in investing activities of discontinued operations		(33)	(2,833)

Financing activities
Issuance of common shares, net of issuance costs		14,101	14,552
Contributions from non-controlling interests		272	409
Proceeds from borrowings	16	—	500,000
Repayments of borrowings	16	—	(517,286)
Debt redemption premium paid	18	—	(21,400)
Loan financing costs		—	(9,140)
Interest paid		(34,862)	(23,643)
Principal portion of lease liabilities		(6,884)	(10,579)
Purchase of treasury stock		(13,969)	—
Net cash used in financing activities of continuing operations		(41,342)	(67,087)
Net cash used in financing activities of discontinued operations		—	(40)

Net (decrease) increase in cash and cash equivalents		(201,236)	29,365
Cash and cash equivalents - beginning of year		481,327	451,962
Cash in disposal group held for sale		(356)	—
Cash and cash equivalents - end of year		$279,735	$481,327

Please see the Consolidated Financial Statements dated December 31, 2022 for notes to the accounts.
25

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2022	December 31, 2021
Share capital
Balance beginning of year		$3,225,326	$3,144,644
Shares issued upon exercise of share options, for cash		4,438	1,738
Shares issued upon exercise of performance share units		2,256	1,202
Transfer of contributed surplus on exercise of options		1,787	684
Shares issued to the public, net of share issuance costs		7,837	11,411
Shares issued on acquisition of subsidiary		—	65,647
Balance end of year	20	$3,241,644	$3,225,326

Treasury stock
Balance beginning of year		$(10,289)	$(11,452)
Purchase of treasury stock		(13,969)	—
Shares redeemed upon exercise of restricted share units		3,804	1,163
Balance end of year		$(20,454)	$(10,289)

Contributed surplus
Balance beginning of year		$2,615,459	$2,638,008
Share-based payment arrangements		10,600	8,461
Shares redeemed upon exercise of restricted share units		(3,804)	(1,163)
Shares redeemed upon exercise of performance share units		(2,256)	(1,202)
Transfer to share capital on exercise of options		(1,787)	(684)
Non-reciprocal capital contribution to Deva		—	(27,961)
Balance end of year		$2,618,212	$2,615,459

Accumulated other comprehensive loss
Balance beginning of year		$(20,905)	$(21,822)
Other comprehensive (loss) earnings for the year attributable to shareholders of the Company		(21,379)	917
Balance end of year		$(42,284)	$(20,905)

Deficit
Balance beginning of year		$(2,239,226)	$(2,103,206)
Net loss attributable to shareholders of the Company		(353,824)	(136,020)
Balance end of year		$(2,593,050)	$(2,239,226)
Total equity attributable to shareholders of the Company		$3,204,068	$3,570,365

Non-controlling interests
Balance beginning of year		$69,557	$40,873
Non-reciprocal capital contribution to Deva		—	27,961
(Loss) earnings attributable to non-controlling interests		(73,029)	314
Contributions from non-controlling interests		272	409
Balance end of year		$(3,200)	$69,557
Total equity		$3,200,868	$3,639,922

Please see the Consolidated Financial Statements dated December 31, 2022 for notes to the accounts.
26